

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 21, 2010

<u>**Via U.S. Mail and Fax (27 86 647 3584)**</u>
Mr. Craig Clinton Barnes
Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

      Re: DRDGOLD Limited
             Form 20-F for the Fiscal Year Ended June 30, 2009
             Filed November 27, 2009
             File No. 0-28800

Dear Mr. Barnes:

      We have completed our review of your Form 20-F and related filings and do not have any further comments at this time.

                              Sincerely,

                             /s/ Brad Skinner

                              Brad Skinner
                              Senior Assistant Chief Accountant